[HSBC HOLDINGS PLC LETTERHEAD]

30 October 2008

Mr John P Nolan

Senior Assistant Chief Accountant

Division of Corporation Finance

Securities and Exchange Commission

Washington DC 20549

Re:	HSBC Holdings plc Form 20-F for the Fiscal Year Ended December 31, 2007 Filed March 10, 2008 File No 001-14930

Dear Mr Nolan

Thank you for your letter dated September 5, 2008.

Form 20-F for the fiscal year ended December 31, 2007:

Report of the Directors: Financial Review

Off-balance sheet arrangements and special purpose entities

Money market funds, page 186

1.

We note your disclosure that in December 2007 and subsequent to year-end you provided certain Constant Net Asset Value ("CNAV") funds with letters of limited indemnity in relation to certain SIV assets held by the funds. We further note your disclosure that the letters of limited indemnity did not result in HSBC consolidating these funds because HSBC was not exposed to the majority of the risks and rewards of ownership and the investors of the funds continue to bear the first loss.

Please provide us with a comprehensive analysis describing how you determined that HSBC did not need to consolidate the CNAV funds to which you provided letters of limited indemnity as of December 31, 2007 and subsequent to year-end upon the provision of the additional letters of limited indemnity. In your analysis please refer to SIC 12 and address the following:

•	clearly describe the terms of the letters of limited indemnity;
•	describe and quantify the SIV assets of each CNAV fund; and
•	provide a quantitative analysis demonstrating how you determined that HSBC does not have the majority of risks or rewards of the funds.

HSBC’s response to the questions outlined above cover the treatment in financial statements as at 31 December 2007 and 30 June 2008. However, as a result of actions taken by HSBC during the third quarter of 2008, HSBC consolidated these funds from 30 September 2008. Further detail regarding this analysis is set forth on pages 11 to 12 below.

HSBC has established and manages a number of money market funds which provide customers with tailored investment opportunities. Certain of these funds are Constant Net Asset Value (“CNAV”) funds which invest in shorter-dated and highly-rated money market securities with the objective of providing investors with a highly liquid and secure investment. CNAV funds price their assets on an amortised cost basis, and if the market value of a portfolio varies by more than 50 basis points of its amortised cost, the CNAV fund will “break the buck”. The CNAV funds are AAA rated by major ratings agencies. Ratings are subject to the ongoing satisfaction of certain conditions, for example, in order for the CNAV funds to maintain their AAA rating, one rating agency requires the amortised cost of the funds’ portfolio to remain within a specified range of its market value.

HSBC’s CNAV funds hold some senior notes issued by structured investment vehicles (“SIVs”). Please see Appendix 1 for a detailed analysis of the SIV assets held by HSBC’s CNAV funds at 31 December 2007 and 30 June 2008.

The market values of the underlying assets of those SIVs were affected by market nervousness over possible default levels exacerbated by consequential severe illiquidity during the second half of 2007. This reduced the ability of SIVs to sell assets in order to fund maturing liabilities, or issue new senior notes in order to raise cash. As a consequence, the CNAV funds recorded unrealised losses on their SIV holdings. HSBC provided letters of limited indemnity to the directors of the CNAV funds that held investments in SIVs, in order to prevent these unrealised losses on the SIV holdings and losses on any other holdings within the CNAV funds causing the funds to break the buck, and to ensure that the amortised cost of the funds’ portfolios remain within the limits prescribed by at least one rating agency. The CNAV funds involved were as follows:

a)	HSBC Sterling Liquidity Fund;

b)	HSBC US Dollar Liquidity Fund;

c)	HSBC Investor Prime Money Market Fund;

d)	HSBC Corporate Money Fund (GBP); and

e)	HSBC Corporate Money Fund (Euro).

The indemnity protects the CNAV funds’ net asset value (“NAV”) in the event of deterioration in the market value of specified SIV investments. Apart from the amount of the indemnities provided, the expiry dates and, in respect of the HSBC Investor Prime Money Market Fund, where the directors’ of this fund have the right to terminate the indemnity in limited circumstances, the terms and conditions of the letters of limited indemnity are largely identical. In particular, in the event that a CNAV fund realised a loss on specified SIV investments, HSBC would pay to the relevant CNAV fund the lower of:

a)	the realised loss, in the form of cash, on the SIV investment; or

b)	the sum that would be required by the CNAV fund to maintain the fund’s NAV at 99.75% of par.

As such, under the indemnities HSBC would only make a payment if the fund realised a loss on its SIV investments and at the same time the fund had suffered losses (realised and unrealised) sufficient to cause its market value to fall below 99.75% of par.

The following table provides an analysis of the letters of limited indemnity provided by HSBC to the CNAV funds:

	Date indemnity provided	Original Indemnity value (capped)[1] US$m2	Additional indemnity value (capped) US$m2	Total indemnity value US$m2	Original expiry date of indemnity	Current expiry date of indemnity
HSBC Sterling Liquidity Fund	21/12/2007 & 15/09/2008	8	5	13	25/04/2008	24/04/2009
HSBC US Dollar Liquidity Fund	21/12/2007 & 15/09/2008	33	49	82	25/04/2008	24/04/2009
HSBC Investor Prime Money Market Fund	09/01/2008, 23/01/2008 & 02/04/2008	33	36	69	24/06/2008	31/12/2008
HSBC Corporate Money Fund (GBP)	15/01/2008	4	-	4	25/04/2008	29/04/2009
HSBC Corporate Money Fund (Euro)	18/04/2008	N/A	3	3	N/A	24/04/2009

1. The original indemnity provided is based on those amounts disclosed in HSBC’s Annual Report and Accounts 2007.

2. The value of the indemnities are expressed in US Dollars which is HSBC’s functional currency.

After the publication of HSBC’s Annual Report and Accounts 2007 the following actions were taken by HSBC in respect of the CNAV funds:

a)

On 2 April 2008, HSBC increased the indemnity provided to the HSBC Investor Prime Money Market Fund from US$33 million to US$69 million in response to a request from a rating agency to cover a 30% haircut to the par value in respect of the fund’s holdings in Stanfield Victoria and Whistlejacket Capital, which had gone in to enforcement (the process by which the winding down of the SIV and the repayment of secured creditors begins), and to maintain the AAA rating of the relevant funds.

b)	On 18 April 2008, HSBC provided a letter of limited indemnity amounting to US$3 million to the HSBC Corporate Money Market Fund (Euro), in order to protect the NAV of the fund.

c)	During the second quarter the expiry dates of the letters of indemnity as disclosed in HSBC’s Annual Report and Accounts 2007 were extended.

d)

On 15 September 2008, HSBC increased the amount of the indemnity provided to the HSBC Sterling and US Dollar Liquidity Funds from US$8 million to US$13 million, and US$33 million to US$82 million respectively in response to a request from another rating agency. These actions were in response to concerns in respect of the CNAV funds’ holdings in Orion and White Pine, which were in enforcement, and to maintain the AAA rating of the relevant funds.

e)

During the third quarter of 2008, HSBC purchased all the SIV assets that were in enforcement from the CNAV funds, thereby invoking payment under certain indemnities. Further detail regarding this analysis is set forth on pages 11 to 12.

As stated on page 183 of HSBC’s Annual Report and Accounts 2007, a reassessment of the required consolidation accounting tests are performed whenever there is a change in the substance of the relationship between HSBC and an SPE. Therefore, when HSBC provided the letters of limited indemnity to the CNAV funds, a reassessment of the consolidation tests was performed.

The CNAV funds are actively managed within rigid and transparent guidelines to offer safety of principal, liquidity and competitive sector-related returns. Thus the funds are assessed for consolidation under the guidance of SIC-12 as they are established to achieve a narrow and well-defined objective, and the traditional IAS 27 indicators of control, such as power over more than half of the voting rights as a result of ownership or contractual agreement, are not present.

HSBC believes that the provision of a letter of limited indemnity by HSBC did not by itself change this assessment. The objective of the funds remained the same and HSBC did not obtain the power to govern the financial and operating policies of the CNAV funds. These policies remained predefined and narrow in scope. As such, HSBC determined that, at 31 December 2007 and 30 June 2008, it was still appropriate to assess the consolidation of the CNAV funds under the guidance of SIC-12 as an interpretation of IAS 27.

Detailed analysis as at 31 December 2007 and 30 June 2008

SIC-12.8 states that an SPE shall be consolidated when the substance of the relationship between an entity and the SPE indicates that the SPE is controlled by that entity. In assessing control, HSBC evaluated all relevant factors which need to be considered, and the qualitative and quantitative factors outlined in SIC-12.10, as follows:

(a)	in substance, the activities of the SPE are being conducted on behalf of the entity according to its specific business needs so that the entity obtains benefits from the SPE’s operation;

The activities of the CNAV funds are predefined and are conducted to offer competitive commercial returns to their investors. The provision of the indemnity would not support the conclusion that the activities of the CNAV funds were being conducted on behalf of HSBC’s specific needs.

(b)

in substance, the entity has the decision making powers to obtain the majority of the benefits of the activities of the SPE or, by setting up an ‘autopilot’ mechanism, the entity has delegated these decision-making powers;

The Board of Directors of each of the CNAV funds has the power to make decisions in respect of each CNAV fund in accordance with the powers described in the prospectus of each fund. The Board of Directors includes both independent appointed persons and HSBC employees. Although the Board of Directors includes HSBC employees, they are required to act in the best interest of the fund’s investors. The provision of the letters of indemnity did not support the conclusion that HSBC had the decision-making powers over these CNAV funds.

(c)	in substance, the entity has rights to obtain the majority of the benefits of the SPE and therefore may be exposed to risks incident to the activities of the SPE; or

The following tables provide an analysis of HSBC’s investment in the CNAV funds, including management fees received on an arm’s length basis at 31 December 2007 and 30 June 2008 compared to the funding provided by third party investors.

	HSBC Sterling Liquidity Fund	HSBC US Dollar Liquidity Fund	HSBC Investor Prime Money Market Fund	HSBC Corporate Money Fund (GBP)	HSBC Corporate Money Fund (Euro)
31 December 2007	US$m	US$m	US$m	US$m	US$m
Total assets of CNAV funds	6,265	20,853	7,931	736	783
Funding provided by third party investors	5,495	20,674	7,931	736	783
Funding provided by HSBC	770	179	-	-	-
Management fees received by HSBC	7	36	25	2	2

30 June 2008	US$m	US$m	US$m	US$m	US$m
Total assets of CNAV funds	7,326	30,254	7,805	597	851
Funding provided by third party investors	6,694	30,039	7,805	597	851
Funding provided by HSBC	632	215	-	-	-
Management fees received by HSBC	4	26	14	1	1

HSBC’s returns on its investments in the CNAV funds and the management fees received are minimal in comparison to the third party investors returns. The majority of the benefits from the CNAV funds activities are returned to third party investors.

(d)	in substance, the entity retains the majority of the residual or ownership risks related to the SPE or its assets in order to obtain benefits from its activities.

In order to determine whether HSBC retained the majority of the risks within the CNAV funds, HSBC evaluated the risks borne by each party to the SPE as a result of the provision of the letters of limited indemnity.

Under the terms and conditions of the letters of limited indemnity, the losses would be borne as follows:

a)	the CNAV fund investors would absorb the first loss i.e. up to the point at which the CNAV fund’s market value falls to 99.75% of par;

b)

HSBC would bear losses up to the amount of the indemnity cap provided to each CNAV fund. See the table on page 4 above for a detailed analysis of the amount of indemnity provided to each CNAV fund; and

c)	all subsequent losses would be borne by the CNAV fund investors.

The following tables provide an analysis of the maximum amount indemnified by HSBC compared to the first loss that would be absorbed by the investors at 31 December 2007 and 30 June 2008.

	HSBC Sterling Liquidity Fund	HSBC US Dollar Liquidity Fund	HSBC Investor Prime Money Market Fund	HSBC Corporate Money Fund (GBP)	HSBC Corporate Money Fund (Euro)[1]
31 December 2007	US$m	US$m	US$m	US$m	US$m
Loss borne by investors - 100 to 99.75	16	52	20	2	N/A
Loss borne by HSBC - Indemnity cap	8	33	33	4	N/A

Percentage split:
Loss borne by investors - 100 to 99.75	66.2%	61.2%	37.5%	31.5%	N/A
Loss borne by HSBC - Indemnity cap	33.8%	38.8%	62.5%	68.5%	N/A

30 June 2008	US$m	US$m	US$m	US$m	US$m
Loss borne by investors -100 to 99.75	18	76	20	1	2
Loss borne by HSBC - Indemnity cap	8	33	69	4	3

Percentage split:
Loss borne by investors - 100 to 99.75	69.6%	69.6%	22%	27.2%	41.5%
Loss borne by HSBC - Indemnity cap	30.4%	30.4%	78%	72.8%	58.5%

1. At 31 December 2007 HSBC did not provide a letter of indemnity to the HSBC Corporate Money Fund (Euro).

In determining the amount of the cap for each letter of indemnity, HSBC used a model incorporating the prevailing market valuation of each SIV holding and the overall fund size. Internal credit analysts provided an estimate of the expected value that would be realised on maturity for each holding, and then a haircut was applied to this to arrive at a more conservative valuation. As a further prudent measure, it was assumed that current fund sizes would fall by 20%. Both inputs were then incorporated in the model and an indemnity cap calculated.

The tables above show that in the event of HSBC having to make full payment under the letters of limited indemnity,

a)	for the HSBC Sterling and US Dollar Liquidity Funds, the majority of the losses would be borne by the investors i.e. the first loss plus any additional losses after using the indemnity provided by HSBC would be well in excess of HSBC’s exposure.

b)	for the HSBC Investor Prime Money Market Fund and the HSBC Corporate Money Fund (GBP/Euro) the amount indemnified by HSBC is greater than the first loss that would be absorbed by the investors.

While the tables above show that in certain loss scenarios the amount indemnified is greater than the first loss to be absorbed by the investors consideration should be given to all possible cash flows and probabilities. Therefore, HSBC incorporated into its analysis of risks the two major risks to which a CNAV fund is exposed:

1.	Interest rate risk

The CNAV funds are subject to variability attributable to interest rates because the investments in these funds pay a daily fluctuating rate of income.

HSBC believes that interest rate risk is the primary driver of the expected return on the assets held by the CNAV funds, and this risk, by design of the money market fund, is passed to the investors of the CNAV funds. HSBC was not exposed to the majority of the risks associated with interest rate risk because its investments in these funds were minimal.

2.	Credit risk/default risk

The CNAV funds are also subject to variability attributable to credit risk due to changes in the credit quality of investments held by these funds. The CNAV funds are expected to make investments of high credit quality to maintain their AAA credit rating. However, due to current market conditions, the credit risk exposure in respect of certain SIV investments in the fund has increased. HSBC was exposed to credit risk through its investments in the CNAV funds and the provision of the letters of limited indemnity, the latter exposure being capped.

HSBC determined that its exposure to credit risk was minimal compared to interest rate risk after taking into consideration the following:

a)

the total SIV assets covered by the letters of limited indemnity amounted to US$2,867[1] million and US$1,180 million, which was 8% and 2.5% of the CNAV funds’ total assets at 31 December 2007 and 30 June 2008 respectively.

b)	the default of the other assets held by the CNAV funds was not expected; and

c)

a realised loss in the form of cash must be recognised in respect of the SIV assets in order to trigger a payout under the indemnity. HSBC performed a detailed review of the underlying assets of the SIV holdings and determined at that time that the future estimated realisable value of the SIV holdings would be at or above their carrying value, and the NAV of the CNAV funds would therefore remain above 99.75%. As part of this assessment, HSBC concluded at 31 December 2007 and 30 June 2008 that the likelihood of a loss being realised on a SIV holding was low, because the disposal of SIV assets would not be in the best interest of the fund.

It follows that the expected variability attributable to credit/default risk would not constitute a majority of total expected variability in the CNAV funds in comparison with that attributable to the interest rate exposure.

Based on the analysis described above, HSBC determined it was not exposed to the majority of the residual or ownership risks at 31 December 2007 and 30 June 2008 as a result of providing the CNAV funds’ with limited letters of indemnity.

_________________________

 1 The SIV assets held by the HSBC Corporate Money Fund (Euro) are not included in this figure because HSBC did not provide a letter of limited indemnity to this fund at 31 December 2007.

Action taken post publication of HSBC’s Interim Report 2008

Due to the continuing adverse impact of market conditions on the CNAV funds during the third quarter of 2008. HSBC purchased all the SIV assets that were in enforcement from the CNAV funds. As a consequence of HSBC purchasing the SIV assets from the CNAV funds, HSBC made a payment of US$43 million under the letters of limited indemnity. Except for the HSBC Investor Prime Money Market Fund, where the SIV assets were required by the Securities and Exchange Commission to be sold at their amortised cost, HSBC acquired the SIV assets from the remaining funds at their fair value. IFRS requires financial instruments to be recognised on initial recognition at fair value, therefore HSBC made an immediate loss of US$18 million on the SIV assets acquired from the HSBC Investor Prime Money Market Fund.

The purchase of the SIV assets by HSBC and the payments made under the indemnity to the HSBC Sterling Liquidity Fund and the HSBC Corporate Money Market Fund (GBP) were not sufficient to restore the CNAV funds to 99.75% and to enable the funds to maintain their AAA rating. Therefore, HSBC made capital contributions to these CNAV funds amounting to US$53 million.

The following table provides a breakdown by fund of the losses incurred and capital contributions made by HSBC as a result of its actions post 30 June 2008:

	Actual loss realised by HSBC	Analysis of HSBC Losses
		Payment under LOI	Capital contribution	Fair value write down
	US$m	US$m	US$m	US$m
HSBC Sterling Liquidity Fund	62	12	50	-
HSBC US Dollar Liquidity Fund	27	27	-	-
HSBC Investor Prime Money Market Fund	18	-	-	18
HSBC Corporate Money Fund (GBP)	7	4	3	-
HSBC Corporate Money Fund (EUR)	-	-	-	-

When considered together, the provision of letters of limited indemnity, the payments under these letters of indemnity, the subsequent purchase of enforced SIV assets, and the provision of capital at the end of the third quarter of 2008 demonstrated HSBC’s support within limited parameters of the CNAV funds in the current market conditions. Notwithstanding that this support was based on a commercial decision to support the funds at that time, and did not constitute any commitment to undertake further action, and the funds in question continued to be governed by their respective prospectuses in terms of future operations, as a result of the actions taken by HSBC at the end of the third quarter, HSBC concluded that this substantively changed the relationship HSBC has with these CNAV funds, under SIC 12, and therefore HSBC consolidated these funds from 30 September 2008.

We confirm that:

a)	the company is responsible for the adequacy and accuracy of the disclosure in the filing;

b)	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

c)	the company may not assert staff comments as a defence in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Yours sincerely

/S/ DOUGLAS J FLINT CBE

Appendix 1 – Amortised cost of CNAV funds holdings of SIV assets

1.	HSBC Sterling Liquidity Fund
	31 December 2007	30 June 2008
	US$m	US$m
In enforcement:
- Orion Finance	40	40
	40	40

Bank sponsored	183	20
Independent	130	130

Total SIV assets	353	190

Total fund assets	6,265	7,326

 2.HSBC US Dollar Liquidity Fund

	31 December 2007	30 June 2008
	US$m	US$m
In enforcement:
- Orion Finance	160	160
- White Pine	240	140
	400	300

Bank sponsored	1,200	395
Independent	275	-

Total SIV assets	1,875	695

Total fund assets	20,853	30,254

3.	HSBC Investor Prime Money Market Fund
	31 December 2007	30 June 2008
	US$m	US$m
In enforcement:
- Stanfield Victoria	103	103
- Whistlejacket Capital	225	125
	328	228

Bank sponsored	230	-
Independent	-	-

Total SIV assets	558	228

Total fund assets	7,931	7,805

4.	HSBC Corporate Money Fund (GBP)
	31 December 2007	30 June 2008
	US$m	US$m

Bank sponsored	67	14
Independent	14	14

Total SIV assets	81	28

Total fund assets	736	597

5.	HSBC Corporate Money Fund (Euro)[1]
	31 December 2007	30 June 2008
	US$m	US$m

Bank sponsored	50	24
Independent	15	15

Total SIV assets	65	39

Total fund assets	783	851

1.	There were no enforced assets in the HSBC Corporate Money Fund (Euro) at 31 December 2007 and 30 June 2008. During the third quarter of 2008 certain SIVs went into enforcement.